WOODSIDE
AUSTRALIAN ENERGY

8 October 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-191-P (Bligh-1), lodged with the Australian Stock Exchange on 8 October 2002;
- Stock Exchange Release in relation to Mauritania, PSC B (Chinguetti-4-4), lodged with the Australian Stock Exchange on 8 October 2002.

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

dlw 11/27

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

82.2280

8 October 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Bligh-1

Woodside Petroleum Ltd., participant in the WA-191-P Joint Venture, reports that the Bligh-1 exploration well located in the Carnarvon Basin of the North West Shelf was drilling 12¼ inch hole at a depth of 2183 metres on 8 October 2002.

Since the last report, the blowout preventers were run and the 12¼ inch hole was drilled to the current depth.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.2%. Other participants are Santos Ltd. (33.4% - Operator), Kufpec Australia Pty. Ltd. (33.4%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.0%).

ANTHONY NIARDONE
Asst. Company Secretary

8 October 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania, PSC B
Chinguetti-4-4

Woodside Mauritania Pty Ltd., Operator of the Mauritania PSC B Joint Venture, reports that on 8 October 2002 the Chinguetti-4-4 appraisal well was at a depth of 2929 metres.

Since the last report, the 12¼ inch hole was drilled to the core point and 3 cores were cut. Following coring operations, the 12¼ inch hole was drilled to a depth of 2929 metres.

Current operation is drilling ahead to total depth.

All reported depths are referenced to the rig rotary table.

Participants in the Area B PSC are as follows:

Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Oil and Gas NL	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Asst. Company Secretary